EXHIBIT 12.2

MID-AMERICA APARTMENTS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Nine Months Ended September 30,	Years Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:

Income from continuing operations	$305,378	$149,068	$37,277	$61,204	$28,702	$22,833
Equity in loss (income) of unconsolidated entities	(6,019)	(6,009)	(338)	223	593	1,149

Income from continuing operations before equity in loss (income) of unconsolidated entities	306,802	145,109	37,832	62,230	30,022	24,605
Add:
Fixed charges	92,824	125,675	81,067	63,807	60,441	56,257
Deduct:
Capitalized interest	1,313	1,722	2,089	2,318	1,156	66

Total Earnings (A)	$398,319	$285,026	$126,578	$135,883	$90,709	$82,531

Fixed charges:
Interest expense	$88,801	$119,464	$75,915	$57,937	$56,383	$53,564
Amortization of deferred financing costs	2,710	4,489	3,063	3,552	2,902	2,627
Capitalized interest	1,313	1,722	2,089	2,318	1,156	66
Total Fixed Charges (B)	$92,824	$125,675	$81,067	$63,807	$60,441	$67,955

Ratio of Earnings to Fixed Charges (A/B)	4.3x	2.3x	1.6x	2.1x	1.5x	1.5x